 Exhibit 99.3

POINTS INTERNATIONAL LTD.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in United States dollars)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		(Note 1)
	March 31,	December 31,
AS AT	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$25,190,950	$22,854,494
Funds receivable from payment processors	4,724,305	5,065,722
Short-term investments	777,079	791,880
Security deposits	2,170,392	2,249,582
Accounts receivable	2,324,043	2,447,525
Future income tax assets	460,000	600,815
Current portion of deferred costs	205,048	246,772
Prepaid and sundry assets	1,599,578	1,548,329
	37,451,395	35,805,119

PROPERTY AND EQUIPMENT	847,783	808,648
INTANGIBLE ASSETS	919,207	997,716
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	121,566	146,391
OTHER ASSETS	440,427	751,843
	6,533,738	6,909,353
	$43,985,133	$42,714,472
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,936,846	$3,217,409
Current portion of deferred revenue	947,408	1,087,059
Payable to loyalty program partners	29,622,565	25,966,589
	32,506,819	30,271,057

DEFERRED REVENUE	235,980	259,220
	32,742,799	30,530,277

SHAREHOLDERS’ EQUITY
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
ACCUMULATED DEFICIT	(50,626,208)	(49,527,082)
	(53,192,438)	(52,093,312)

CAPITAL STOCK	56,662,421	56,662,421
CONTRIBUTED SURPLUS (Note 5)	7,772,351	7,615,086
	11,242,334	12,184,195
	$43,985,133	$42,714,472

APPROVED ON BEHALF OF THE BOARD:

Director
Director

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

		(Note 1)
FOR THE THREE MONTHS ENDED MARCH 31,	2009	2008
REVENUE
Principal	$19,359,597	$13,041,025
Commission	1,751,011	2,892,811
Interest	35,375	276,916
	21,145,983	16,210,752
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	16,940,505	10,734,934
Employment costs	2,770,657	2,746,834
Processing fees and related charges	585,536	822,550
Marketing and communications	467,877	361,658
Technology services	206,918	201,671
Amortization of property and equipment	82,703	111,387
Amortization of intangible assets	88,878	133,855
Amortization of deferred costs	1,629	120,360
Foreign exchange loss / (gain)	191,806	(884,784)
Operating expenses	754,505	759,385
	22,091,014	15,107,850

OPERATING (LOSS) / INCOME – before undernoted	(945,031)	1,102,902

Interest on preferred shares	-	291,061
Interest and other charges	13,280	10,081

(LOSS) / INCOME BEFORE INCOME TAXES	(958,311)	801,760

Provision for future income taxes	140,815	-

NET (LOSS) / INCOME	$(1,099,126)	$801,760

(LOSS) / EARNINGS PER SHARE (Note 2)
Basic	($0.01)	$0.01
Diluted	($0.01)	$0.01

DEFICIT – Beginning of period	$(49,527,082)	$(45,972,044)
NET (LOSS) / INCOME	(1,099,126)	801,760
DEFICIT – End of period	$(50,626,208)	$(45,170,284)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED MARCH 31,	2009	2008
COMPREHENSIVE (LOSS) / INCOME
Net (loss) / income for the period	$(1,099,126)	$801,760
Comprehensive (loss) / income	$(1,099,126)	$801,760

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance - Beginning of period	$(2,566,230)	$(2,566,230)
Balance – End of period	$(2,566,230)	$(2,566,230)

See Accompanying Notes

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

		(Note 1)
FOR THE THREE MONTHS ENDED MARCH 31,	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / income	$(1,099,126)	$801,760
Items not affecting cash
Amortization of property and equipment	82,703	111,387
Amortization of deferred costs	1,629	120,360
Amortization of intangible assets	88,878	133,855
Future income taxes	140,815	-
Unrealized foreign exchange loss / (gain)	317,182	(880,731)
Employee stock option expense (Note 4)	157,265	162,007
Interest on Series Two and Four preferred shares	-	291,061
Changes in non-cash balances related to operations (Note 6)	3,081,698	6,298,049

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	2,771,044	7,037,748

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(121,838)	(92,905)
Additions to intangible assets	(10,369)	(76,253)
Purchase of short-term investments	-	(4,975,494)
CASH FLOWS USED IN INVESTING ACTIVITIES	(132,207)	(5,144,652)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	(5,927)
Issuance of capital stock on exercise of stock options
and warrants	-	93,296
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	87,369

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN
FOREIGN CURRENCY	(302,381)	86,252

INCREASE IN CASH AND CASH EQUIVALENTS	2,336,456	2,066,717

CASH AND CASH EQUIVALENTS – Beginning of the period	22,854,494	21,535,978
CASH AND CASH EQUIVALENTS – End of the period	$25,190,950	$23,602,695

Supplemental Information
Interest Received	$48,239	$273,932
Interest Paid	$3,486	$1,077

See Accompanying Notes

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

The unaudited interim consolidated financial statements of Points International Ltd. (the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using accounting policies consistent with those used for the preparation of its audited consolidated financial statements for the year ended December 31, 2008, except as described in Note 1 below. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, accordingly, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2008, as outlined in the Corporation’s 2008 Annual Report. Note disclosures have been presented for material updates to the information previously reported in the annual audited consolidated financial statements. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

1.	ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new Section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets, provides more specific guidance on the recognition of internally developed intangible assets, and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $517,932 of website development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $101,979 for the three months ended March 31, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations and deficit.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies the timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

6.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

2.	(LOSS) / EARNINGS PER SHARE

Weighted average number of shares outstanding

For the three months ended March 31,	2009	2008
Average number of common shares outstanding	149,820,940	120,108,984
Effect of dilutive securities	-	33,369,870
Average diluted number of common shares outstanding	149,820,940	153,478,854

a)	Basic earnings (loss) per share

Earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period.

b)	Diluted earnings (loss) per share

Diluted earnings (loss) per share represents what the earnings (loss) per share would be if instruments convertible into common shares had been converted at the beginning of the period.

Convertible Preferred Shares

In determining diluted earnings per share, net income available to common shareholders is increased by the amount of interest accrued on the convertible preferred shares as this interest expense would not have been incurred if the shares had been converted at the beginning of the period. Similarly, the average number of common shares outstanding is increased by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti- dilutive.

For the three months ended March 31, 2009, the diluted loss per share is equal to the basic loss per share as the effect of options was anti-dilutive.

7.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

3.	SEGMENTED INFORMATION

a) Reportable Segments

The Corporation has only one operating segment, the portfolio of operating solutions to the loyalty program industry in each of 2009 and 2008 whose operating results were regularly reviewed by the Corporation’s chief operating decision maker and for which complete and discrete financial information is available.

b) Enterprise-wide disclosures – Geographic information

For the three months ended March 31, 2009, $20,479,444, representing 97% of the Corporation’s revenue, was generated in the United States ($15,687,514, representing 97%, for the three months ended March 31, 2008). The remaining revenues for both periods were generated in Canada, Europe, and Asia.

As at March 31, 2009 and December 31, 2008, substantially all of the Corporation’s assets were in Canada.

4.	STOCK OPTIONS

In accordance with the guidelines of the CICA Handbook, the Corporation expenses costs of all option grants on or after January 1, 2003. The fair values of the options granted in the three months ended March 31, 2009 and 2008 were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008
Dividend yield	0%	0%
Risk free rate	2.10%	3.75%
Expected volatility	66.34%	75.8%
Expected life of options in years	3	3

The cost of stock options is included in general and administration expenses as follows:

For the three month period ended March 31,	2009	2008
Employee stock option expense	$157,265	$ 162,007

During the three month period ended March 31, 2009, 1,480,951 options were issued and 10,000 options previously granted were cancelled (three month period ended March 31, 2008 - 55,000 options were issued and 46,680 options previously granted were cancelled).

8.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

	Number of	Weighted average
	Options	exercise price (CAD$)
Balance January 1, 2009	8,494,298	$1.25
Granted	1,480,951	0.46
Exercised	-	-
Expired	-	-
Forfeited	(10,000)	0.75
Balance March 31, 2009	9,965,249	$1.13
Exercisable at March 31, 2009	3,885,743	$1.15
Options available to grant	1,222,243	n/a

5.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – December 31, 2008	$7,615,086
Employee stock option expense	157,265
Contributed surplus – March 31, 2009	$7,772,351

6.	STATEMENT OF CASH FLOWS a) Changes in non-cash balances related to operations are as follows:

For the three months ended March 31,	2009	2008

Decrease (increase) in security deposits	$79,190	$(273,130)
Decrease in funds receivable from payment processors	341,417	1,461,191
Decrease in accounts receivable	123,482	978,744
Decrease in deferred costs	64,920	52,891
Decrease (increase) in prepaid and sundry assets	(51,249)	46,244
Decrease in other assets	311,416	-
Decrease in accounts payable and accrued liabilities	(1,280,563)	(1,383,806)
Decrease in deferred revenue	(162,891)	(314,965)
Increase in payable to loyalty program partners	3,655,976	5,728,880
	$3,081,698	$6,298,049

7.	FINANCIAL INSTRUMENTS

The fair values of short-term financial assets and liabilities, including cash and cash equivalents, funds receivable from payment processors, short-term investments, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

9.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s cash and cash equivalents and short-term investments subject the Corporation to credit risk. The Corporation holds guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various ecommerce services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The following table sets forth details of the aged receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts:

	March 31,	December 31,
	2009	2008

Total accounts receivable	$2,387,299	$2,510,781
Less: allowance for doubtful accounts	(63,256)	(63,256)

10.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

Total accounts receivable, net	$2,324,043	$2,447,525
Of which:

	March 31,	December 31,
	2009	2008
Not past due	$1,987,748	$2,061,994
Past due for more than 31 days but no more than 60 days	122,793	163,262
Past due for more than 61 days but no more than 90 days	89,847	104,530
Past due for more than 91 days but no more than 120 days	60,357	14,345
Past due for more than 120 days	126,554	166,650
Less: Allowance for doubtful accounts	(63,256)	(63,256)
Total accounts receivable, net	$2,324,043	$2,447,525

Allowance for Doubtful Accounts

Changes in the allowance for doubtful accounts are as follows:

	March 31,	December 31,
	2009	2008

Balance, beginning of period	$63,256	$73,728
Provision for doubtful accounts	-	27,473
Bad debts written off, net of recoveries, and other	-	(37,945)
Balance, end of period	$63,256	$63,256

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries of amounts that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar. The Corporation currently does not use financial instruments to hedge these risks.

11.

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(Expressed in United States dollars)

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.4 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of March 31, 2009	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.8007	1.4214	1.3208	0.8707
Financial assets (in thousands of dollars)
Cash and cash equivalents	$25,191	1,506	1,961	1,244	34
Funds receivable from payment processor	4,724	-	127	218	2
Short-term investments	777	841	-	-	-
Security deposits	2,170	1	37	91	1
Accounts receivable	2,324	411	460	28	-
	$35,186	CAD 2,759	GBP 2,585	EUR 1,581	CHF 37
Financial liabilities
Accounts payable and accrued liabilities	$1,937	1,108	-	-	-
Payable to loyalty program partners	29,623	-	1,064	1,319	14
	$31,560	CAD 1,108	GBP 1,064	EUR 1,319	CHF 14

12.